

May 30, 2012

Via E-mail
Mr. R. Todd Joyce
Chief Financial Officer
Watson Pharmaceuticals, Inc.
Morris Corporate Center III
400 Interpace Parkway
Parsippany, NJ 07054

> **Re:**   **Watson Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 16, 2012**
> **File No. 001-13305**

Dear Mr. Joyce:

We have reviewed your May 4, 2012 response to our April 20, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any information you provide in response to our comments, we may have additional comments.

Item 1. Business, page 3

1. We note your response to Comment 1 and the disclosure provided in your Form 10-Q regarding your agreements with Ortho-McNeil-Janssen Pharmaceuticals, Inc. and Pfizer, Inc. in relation to marketing authorized generic versions of Concerta and Lipitor. Please revise your disclosure to provide the following information:

    Regarding your agreement with Pfizer:
    - Disclose that you are obligated to make additional payments to Pfizer to the extent that a percentage of net sales exceed the aggregate supply price for Lipitor; and
    - Disclose that Pfizer is obligated to make payments to you to the extent that the aggregate supply price for Lipitor is in excess of a percentage of net sales.

Regarding your agreement with Ortho-McNeil-Janssen:
Disclose the percentage range of royalties on net sales of Concerta that must be paid to Ortho-McNeil-Janssen over the course of your agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Year Ended December 31, 2011 Compared to 2010, page 48

2. In your response to prior comment 2 you indicate that your accounting information systems do not have the capability of tracking global price versus volume changes. Please explain to us how you can conclude that your disclosure controls and procedures were effective at December 31, 2011 if you cannot compile and disclose the information required by Item 303(a)(3)(iii) of Regulation S-K.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Brian Pitko, Staff Attorney, at (202) 551-3203 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant